FIRST TRUST EXCHANGE-TRADED FUND II
                       120 EAST LIBERTY DRIVE, SUITE 400
                            WHEATON, ILLINOIS 60187



January 27, 2010


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Request for Withdrawal
         First Trust Exchange-Traded Fund II
         Registration on Form N-1A, Post-Effective Amendment No. 12 (1933 Act Registration Statement File No. 333-143964)

Ladies and Gentlemen:

         On behalf of the First Trust Global IPO Index Fund (the "Fund"), a series of the First Trust Exchange-Traded Fund II (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned amendment to the Registration Statement, filed as Post-Effective Amendment No. 12 under the Securities Act of 1933, as amended (the "1933 Act"). The Registration Statement was originally filed with the Securities and Exchange Commission on November 26, 2008. No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.


Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND II



By: /s/ Mark R. Bradley
    ----------------------------------------
    Mark R. Bradley
    Treasurer and Chief Financial Officer